April 27, 2016

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: BorgWarner Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File Number 1-12162

Dear Ms. Blye:

We have prepared the following response to address the comments contained in your letter dated April 14, 2016 regarding the above referenced 10-K filing. For your ease of reference, we have incorporated sections of your letter preceding our responses.

SEC Comment #1:
You stated in your letter to us dated March 26, 2013 that your non-U.S. subsidiaries have had and may continue to have business with customers in Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements. In this regard, we are aware of publicly available information indicating that your subsidiaries have provided turbocompressors, fan drives and high performance fans to KamAZ Inc., and news reports indicating that Russia had delivered KamAZ military trucks to the Syrian army. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Company Response to SEC Comment #1:
BorgWarner Inc. is committed to complying with U.S. prohibitions on conducting business with all sanctioned countries, including Sudan and Syria. There were no direct or known indirect sales or exports from BorgWarner Inc. ("BorgWarner") or its subsidiaries in the United States or from any BorgWarner non-U.S. subsidiary to Sudan or Syria in 2013, 2014 or 2015.

Non-U.S. subsidiaries of BorgWarner have had and in the future may have de minimis light vehicle/non-military automotive business with customers in Sudan and Syria. U.S. law does not prohibit non-U.S. subsidiaries of U.S. companies from engaging in transactions with Sudanian or Syrian customers that do not involve exports or re-exports subject to U.S. jurisdiction. All sales that previously occurred from BorgWarner’s non-U.S. subsidiaries to customers in Sudan or Syria have at all times been compliant with U.S. law. Further, BorgWarner does not currently expect to have, nor has it ever had, employees, offices, affiliates or sales locations in Sudan or Syria.

Neither BorgWarner, nor any of its non-U.S. subsidiaries have had any agreements, commercial arrangements or other contacts with the governments of Sudan or Syria or entities controlled by the governments of those countries.

The Company observes an internal policy placing "prohibitions and restrictions on exports to, and business and financial dealings with, certain countries and governments that are subject to U.S. economic sanctions programs administered by the U.S. Treasury Department's Office of Foreign Assets Control (“OFAC”)." In order to ensure compliance with this policy and U.S. law, among other things, we conduct training programs and maintain protocols and procedures designed to ensure that our foreign subsidiaries do not engage in activities that would violate any applicable sanctions, laws or regulations. In addition, key managers worldwide certify on an annual basis whether they have any knowledge or reason to believe that BorgWarner has directly or indirectly exported goods, software or technology from the U.S. to any of the U.S. trade sanctioned countries. Based on the responses received during the 2013, 2014 and 2015 certification process, the Company believes we are in compliance with our internal policy and U.S. law.

Your letter also refers to KamAZ, Inc., an unaffiliated truck manufacturer in Russia. The Company sells turbochargers, fan drives and high performance fans to KamAz Inc., which are incorporated into gasoline engines of non-military KamAZ trucks and NEFAZ buses. The value of all sales from BorgWarner, through non-U.S. subsidiaries, to KamAZ Inc. over the last three fiscal years was approximately $5.1 million, $4.8 million and $2.2 million for the years ended December 31, 2013, 2014 and 2015, respectively, representing less than 0.1% of total sales in each year.

SEC Comment #2:
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response to SEC Comment #2:
BorgWarner did not have any direct or known indirect sales or exports from the United States or any BorgWarner non-U.S. subsidiary to Sudan or Syria in 2013, 2014, 2015 or to date in 2016. We do not currently have, nor have we ever had, any physical assets in Sudan or Syria.

As described above, BorgWarner has an export policy and annual certification process designed to ensure compliance with and awareness of the U.S. export laws. We do not believe that the activities described above are either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting the mix of information available to an investor.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence. If you have additional questions or comments, please contact John J. Gasparovic at 248-754-0813.

Very truly yours,

/s/ John J. Gasparovic
John J. Gasparovic
Vice President, General Counsel and Secretary

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)

Ronald T. Hundzinski
Vice President and Chief Financial Officer
(Principal Financial Officer)

Anne Nguyen Parker
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission

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